PROSPECTUS SUPPLEMENT
(To Prospectus dated November 20, 1995)

                                 $125,000,000

                          Southwestern Energy Company

                                  ----------

                          6.70% SENIOR NOTES DUE 2005

                     Interest payable June 1 and December 1

                                  ----------

        The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.  The Notes will be represented by a Registered Global Security registered in the name of The
         Depository Trust Company (the "Depository") or its nominee.
        Beneficial interests in the Registered Global Security will be shown on, and transfers thereof will be
         effected through, records maintained by the Depository or its participants.  Except as described herein,
       Notes in definitive form will not be issued.  See "Description of
                                    Notes."

                                  ----------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
       STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
        OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                       PRICE 99.855% AND ACCRUED INTEREST

                                  ----------


                                 Underwriting         Proceeds
                   Price to      Discounts and         to the
                   Public(1)     Commissions(2)     Company(1)(3)
                 -------------   --------------     -------------
Per Note. . .        99.855%         .650%              99.205%
Total . . . .     $124,818,750      $812,500         $124,006,250
_____________

(1)   Plus accrued interest from December 1, 1995.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3)   Before deduction of estimated expenses of $370,000 payable by the Company.
                                  ----------

      The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about December 5, 1995, through the book-entry facilities of the Depositary, against payment therefor in immediately available funds.

                                  ----------

MORGAN STANLEY & CO.
    Incorporated

             FIRST CHICAGO CAPITAL MARKETS, INC.

                       NATIONSBANC CAPITAL MARKETS, INC.

November 30, 1995

      No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter or dealer.
This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


                                  ----------


                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
The Company. . . . . . . . . . . . . . . . . . . . . . . . . .             S-3
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . .             S-4
Capitalization . . . . . . . . . . . . . . . . . . . . . . . .             S-5
Selected Financial and Operating Data. . . . . . . . . . . . .             S-6
Management's Discussion and Analysis
  of Financial Condition and Results of Operations . . . . . .             S-9
Description of Notes . . . . . . . . . . . . . . . . . . . . .            S-20
Underwriting . . . . . . . . . . . . . . . . . . . . . . . . .            S-22
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . .            S-22

                                  Prospectus
Available Information. . . . . . . . . . . . . . . . . . . . .               2
Incorporation of Certain Information by Reference. . . . . . .               2
The Company. . . . . . . . . . . . . . . . . . . . . . . . . .               3
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . .               3
Ratio of Earnings to Fixed Charges . . . . . . . . . . . . . .               4
Description of Debt Securities . . . . . . . . . . . . . . . .               4
Plan of Distribution . . . . . . . . . . . . . . . . . . . . .              14
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . .              15

                                  ----------

      IN CONNECTION WITH THE OFFERING THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  ----------

                                  THE COMPANY

      Southwestern Energy Company (the "Company") is an integrated natural gas company. Through its wholly-owned subsidiaries, the Company is engaged in gas and oil exploration and production, natural gas gathering and transmission as well as natural gas distribution. The principal sites for the Company's exploration and production program are the Arkoma Basin of Arkansas, the Gulf Coast (both onshore and shallow waters offshore) and the Anadarko Basin of Oklahoma. The Company's natural gas gathering, transmission and distribution properties are located in Arkansas and Missouri. The Company is an exempt holding company under the Public Utility Holding Company Act of 1935.

Exploration and Production

       The Company conducts its exploration and production activities through two wholly-owned subsidiaries, SEECO, Inc. ("SEECO") and Southwestern Energy Production Company ("SEPCO"). At December 31, 1994, the Company had reserves of approximately
323.5 billion cubic feet equivalent ("Bcfe"), consisting of 316.1 billion cubic feet ("Bcf") of natural gas and 1,231,000 barrels of oil. The Company's reserve base has increased 46.0% since 1988 from 221.5 Bcfe to 323.5 Bcfe as of December 31, 1994. Production has increased 199.2% during the same period, from 13.0 Bcfe in 1988 to 38.9 Bcfe in 1994.

      SEECO owns the majority of the Company's gas reserves, virtually all of which are located behind the Company's pipeline system. SEECO is engaged principally in low risk/low cost development drilling within the Arkoma Basin of Arkansas. The nature of the producing sands allows for shallow, low cost development wells with multiple completion opportunities.

      SEPCO conducts exploration and production activities concentrated primarily on low to moderate risk projects in the onshore Louisiana and Texas Gulf Coast and Oklahoma. SEPCO holds approximately 26% of the Company's gas reserves and all of its oil reserves. In the Gulf Coast areas, it is the policy of the Company to have a working interest of between 50% and 75%, and drilling exposure not exceeding $1.0 million, per well.
Recently, SEPCO entered into a joint venture to acquire south Louisiana seismic data. The seismic program covers 125 square miles in the gas producing St. Martin's Parish and adjoining parishes. SEPCO augments its drilling program with selective producing property acquisitions to minimize total risk. During 1994 and the first nine months of 1995, SEPCO purchased approximately 37 Bcfe of proved reserves at an average acquisition cost of $.54 per thousand cubic feet ("Mcf") equivalent.

Natural Gas Gathering, Transmission and Distribution

      The Company conducts natural gas gathering, transmission and distribution activities through Arkansas Western Gas Company ("Arkansas Western"). Arkansas Western has two operating divisions, Arkansas Western Gas Company ("AWG"), which operates the Company's northwest Arkansas utility system, and Associated Natural Gas Company ("Associated"), which operates the Company's utility systems in northeast Arkansas and parts of Missouri. The utility systems serve 164,000 residential, commercial and industrial customers and obtain a substantial portion of the gas they consume through AWG's Arkoma Basin gathering system.

      AWG gathers natural gas in the Arkansas River Valley through 405 miles of pipeline. It transports the gas through its own transmission system to its distribution system. At December 31, 1994, AWG had 744 miles of transmission pipeline and 2,691 miles of distribution pipeline. AWG's distribution system serves approximately 97,000 residential, commercial and industrial customers in northwest Arkansas. Due to the economic growth in this region, AWG's customer base has grown approximately 3.5% to 4.0% per year over the past several years. AWG purchases the majority of its gas supply at the wellhead under long-term contracts. SEECO provided 64% of AWG's gas supply in 1994. AWG purchases 9.0 Bcf (gross) annually of SEECO's gas production at the NorAm Index plus an average per Mcf of $.85.

      Associated receives its gas from interstate pipelines and transports it through 602 miles of its own transmission pipeline for delivery to its distribution systems. Associated's distribution systems serve approximately 67,000 residential, commercial and industrial customers, primarily in northeast Arkansas and southeast Missouri, through 1,555 miles of pipeline. Associated receives approximately 55% of its gas from a long-term contract with SEECO at a price to be redetermined annually. The remainder of its gas supply comes from a mixture of firm transportation and firm sales arrangements with various suppliers.

Southwestern Energy Pipeline Company

      The Company's subsidiary Southwestern Energy Pipeline Company has a 47.93% interest in the NOARK Pipeline System, Limited Partnership ("NOARK"), a 258 mile intrastate gas transmission system which extends across northern Arkansas. NOARK aids the Company's system integration by providing access to the interstate market for sales of the Company's gas production as well as allowing Associated to acquire a large portion of its gas supply from the Arkoma Basin.


                                USE OF PROCEEDS

      The Company intends to use substantially all of the net proceeds from the sale of the Notes to repay certain borrowings under its revolving credit facilities (bearing interest rates of 6.16% to 6.75%), including the portion of such borrowings incurred to repay the Company's 10.63% Senior Notes due 2001.
The Company intends to use any remaining net proceeds for general corporate purposes.


                                CAPITALIZATION

      The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of September 30, 1995, and as adjusted to reflect the issuance of the Notes and the application of the estimated proceeds (without reduction for the underwriting discount and estimated offering expenses):


                                                      September 30, 1995
                                                      ------------------
                                                                   As
                                                      Actual    Adjusted
                                                      ------    --------
                                                          (unaudited,
                                                         in thousands)

Current Portion of Long-Term debt. . . . . . . . .  $  6,071    $  3,071
                                                    ========    ========
Long-Term Debt
   Senior notes. . . . . . . . . . . . . . . . . .  $ 83,929    $ 62,929
     % Senior notes offered hereby . . . . . . . .        -      125,000
   Revolving credit facilities . . . . . . . . . .    92,100          -
                                                    --------    --------
       Total Long-Term Debt. . . . . . . . . . . .   176,029     187,929
                                                    --------    --------
Shareholders' Equity
   Common stock. . . . . . . . . . . . . . . . . .     2,774       2,774
   Additional paid-in capital. . . . . . . . . . .    21,252      21,252
   Retained earnings . . . . . . . . . . . . . . .   201,339     201,339
                                                    --------    --------
                                                     225,365     225,365

   Less:

     Unamortized cost of restricted shares
       issued under stock incentive plan . . . . .       282         282
     Common stock in treasury. . . . . . . . . . .    33,896      33,896
                                                    --------    --------
          Total Shareholders' Equity . . . . . . .   191,187     191,187
                                                    --------    --------
              Total Capitalization . . . . . . . .  $367,216    $379,116
                                                    ========    ========

SELECTED FINANCIAL AND OPERATING DATA

      The following table sets forth selected consolidated financial and operating data relating to the Company. The historical financial data relating to each of the years in the five-year period ended December 31, 1994 are derived from the audited consolidated financial statements of the Company and its subsidiaries. The historical financial data for each of the nine month periods ended September 30, 1995 and 1994 are derived from unaudited financial statements of the Company. In the opinion of Company management, such unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the nine months ended September 30, 1995 and 1994 are not necessarily indicative of the results to be achieved for the full year. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto of the Company incorporated by reference into the Prospectus Supplement and the accompanying Prospectus.


                               Nine Months Ended
                                  September 30,
                                1995        1994
                             -------    --------

Financial Data
($ in thousands)

Income Statement Data:

Revenues:
  Exploration and
  production.........       $ 45,901    $ 61,107
  Gas distribution...         82,740      93,627
  Other..............            262         227
  Intersegment
   revenues..........        (21,056)    (27,118)
                             -------     -------
                             107,847     127,843
                             -------     -------

Operating costs
and expenses:
  Purchased gas
   costs.............         24,364      27,955
  Operating and
   general...........         32,243      30,668
  Depreciation,
   depletion and
   amortization......         27,169      26,098
  Taxes, other than
   income taxes......          3,099       2,799
                             -------     -------
                              86,875      87,520
                             -------     -------

Operating Income.....         20,972      40,323
Interest expense,
 net.................          8,040       6,328
Other income
 (expense)...........         (2,418)     (1,547)
                             -------     -------
Income, before
 provision for
 income taxes........         10,514      32,448
Provision for
 income taxes........          4,048      12,492
                             -------     -------
Income before
 extraordinary item
 and cumulative
 effect of accounting
 change..............          6,466      19,956
Loss on early
 retirement of debt..             -           -
Cumulative effect
 of change in
 accounting for
 income taxes........             -           -
                             -------     -------
    Net income.......       $  6,466    $ 19,956
                             =======     =======
Balance Sheet Data:
 (at end of period)
Total Assets.........        521,339     457,572
Long-term Debt,
 including current
 portion.............        182,100     130,184
Common Shareholders'
 Equity..............        191,187     199,822

Other Financial Data:
Cash flow from
 operations..........       $ 48,036    $ 55,355
Capital expenditures.         68,291      54,653
EBITDA(1)............         45,723      64,874
Ratio of Earnings
 to fixed
 Charges(2)..........            1.7         3.9

Operating Data:
Exploration and
 production:
  Natural gas
   production (Bcf)..           26.1         27.6
  Average gas price
   (per Mcf).........          $1.65        $2.13
  Oil Production
   (MBbls)...........            164          138
  Average oil price
   (per Bbl).........         $17.25       $15.82
Gas distribution:
  Deliveries (Bcf):
    Sales volumes....           18.3         18.7
    Transportation
     volumes:
      End-use........            3.8          3.5
      Off-system.....            8.5          8.8
                             -------     -------
        Total
         deliveries..           30.6         31.0
                             -------     -------
  Utility customers-
   period end........        161,561      157,451
  Heating weather-
   % of normal.......             96%         101%



                                              Twelve Months Ended
                                                  December 31,
                          ----------------------------------------------------
                          1994        1993        1992        1991        1990
Financial Data
($ in thousands)

Income Statement Data:

Revenues:
  Exploration and
  production........  $ 80,123    $ 79,374    $ 60,554    $ 49,392    $ 41,489
  Gas distribution..   127,060     131,892     117,495     121,302     108,911
  Other.............       308         262         256         256         256
  Intersegment
   revenues.........   (37,305)    (36,684)    (34,475)    (34,511)    (33,586)
                       -------     -------     -------     -------     -------
                       170,186     174,844     143,830     136,439     117,070
                       -------     -------     -------     -------     -------
Operating costs
and expenses:
  Purchased gas
   costs.............   36,395       2,962      35,848      40,423      37,678
  Operating and
   general...........   42,506      40,093      34,970      32,609      28,134
  Depreciation,
   depletion and
   amortization......   35,546      30,944      23,880      18,248      14,756
  Taxes, other than
   income taxes.....     3,657       3,281       3,144       3,017       2,885
                       -------     -------     -------     -------     -------
                       118,104     117,280      97,842      94,297      83,453
                       -------     -------     -------     -------     -------
Operating Income.....   52,082      57,564      45,988      42,142      33,617
Interest expense,
 net.................    8,867       9,025       9,983       9,813      10,530
Other income
 (expense)...........   (2,362)     (1,657)       (421)       (107)        (17)
                       -------     -------     -------     -------     -------
Income, before
 provision for
 income taxes........   40,853      46,882      35,584      32,222      23,070
Provision for
 income taxes........   15,729      19,832      13,319      12,157       8,562
                       -------     -------     -------     -------     -------
Income before
 extraordinary item
 and cumulative
 effect of accounting
 change..............   25,154      27,050      22,265      20,065      14,508
Loss on early
 retirement of debt..       -           -           -           -        (433)
Cumulative effect
 of change in
 accounting for
 income taxes........       -      10,126           -           -          -
                       -------     -------     -------     -------     -------
Net income...........   25,124      37,176      22,265      20,065      14,075
                       =======     =======     =======     =======     =======

Balance Sheet Data:
 (at end of period)
Total Assets.........  484,582     445,454     427,175     392,208     366,313
Long-term Debt,
 including current
 portion.............  142,300     127,000     143,335     134,104     125,535
Common Shareholders'
 Equity..............  203,456     184,530     153,233     136,041     120,709

Other Financial Data:
Cash flow from
 operations.......... $ 66,613    $ 70,199    $ 49,730    $ 34,986    $ 36,495
Capital expenditures.   76,854      59,219      44,909      38,888      33,438
EBITDA(1)............   85,266      86,851      69,447      60,283      48,356
Ratio of Earnings
 to fixed
 Charges(4)..........      3.6         4.0         3.1         3.6         2.8

Operating Data:
Exploration and
 production:
  Natural gas
   production (Bcf)..     37.7        35.7        25.8        20.3        16.7
  Average gas price
   (per Mcf).........    $2.04       $2.18       $2.26       $2.25       $2.33
  Oil Production
   (MBbls)...........      200          97         120         176         112
  Average oil price
   (per Bbl).........   $15.89      $17.20      $19.75      $20.67      $22.89
Gas distribution:
  Deliveries (Bcf):
    Sales volumes....     26.3        26.8        23.5        27.1        26.6
    Transportation
     volumes:
      End-use........      4.8         5.6         5.2         1.3         0.1
      Off-system.....     10.7        11.7         2.5         0.2         0.3
                       -------     -------     -------     -------     -------
        Total
         deliveries..     41.8        44.1        31.2        28.6        27.0
                       -------     -------     -------     -------     -------
  Utility customers-
   period end........  164,323     160,230     156,071     151,167     148,202
  Heating weather-
   % of normal.......       95%        113%         92%         93%         90%

------------------

(1) EBITDA is earnings before interest, income taxes, depreciation and amortization. EBITDA is presented here to provide additional information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.

(2) In the calculation of the ratio of earnings to fixed charges, "earnings" consists of income before income taxes, adjusted to add back fixed charges (excluding capitalized interest relating to oil and gas properties), the amortization of interest previously capitalized on oil and gas properties, and the Company's 47.93% ownership share of the fixed charges of NOARK. "Fixed charges" consists of interest on borrowings (including capitalized interest), amortization of debt discount and expense, a portion of rental expense determined to be representative of the interest factor, and the Company's 60% guaranty of the fixed charges of NOARK. A statement setting forth the computation of the unaudited ratio of earnings to fixed charges is filed as an exhibit to the registration statement of which this Prospectus Supplement and the accompanying Prospectus are a part.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The information set forth below consists of the management's discussion and analysis contained or incorporated by reference in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and the Company's Annual Report on Form 10-K for the year ended December 31, 1994. Such information is presented in this Prospectus Supplement for convenience of reference and has not been updated in any material respect since the date of each respective document.

Results of Operations - Nine Months Ended September 30, 1995

      The Company reported net income of $6.5 million, or $.26 per share for the nine months ended September 30, 1995, compared to $20.0 million, or $.78 per share, for the same period in 1994.
The comparative decrease in net income was primarily the result of lower natural gas prices, reflecting both the general decline in spot market prices and the effect of the settlement approved by the Arkansas Public Service Commission ("APSC") to resolve a dispute concerning the Company's pricing of intersegment sales (the "Gas Cost Settlement"). The Gas Cost Settlement, which was effective July 1, 1994, increased the volumes which could be sold by the Company's exploration and production segment to its gas distribution segment, but made the sales price equal to a spot market index plus a premium. The index-based pricing has to date resulted in a lower sales price under the contract affected by the Gas Cost Settlement. The Gas Cost Settlement and the significant increases in recent years in sales of gas production to unaffiliated purchasers have both caused earnings to become more sensitive to changes in the market price for natural gas.

      Revenues of the exploration and production segment were down 25% for the nine month period ended September 30, 1995, compared to the same period in 1994. Gas production during the nine months ended September 30, 1995 was 26.1 Bcf, down 5% from 27.6 Bcf for the same period in 1994. The decrease was primarily the result of lower sales from the Company's Gulf of Mexico properties. The Company is in the process of connecting new production, but due to timing considerations, additions to new production have fallen somewhat behind the normal decline from other properties, especially offshore.

      Sales from the Company's offshore properties were 2.1 Bcf for the first nine months of 1995, down from 4.4 Bcf for the same period in 1994. Sales in the first nine months of 1994 were helped by the start of production from a new offshore platform late in 1993. Sales of the Company's onshore gas production were
24.0 Bcf for the nine months ended September 30, 1995, up from
23.2 Bcf for the same period in 1994. Sales of Arkansas production to unaffiliated purchasers totaled 11.2 Bcf for the first nine months of 1995, down from 12.0 Bcf for the same period in 1994.

      The Company sold 5.9 Bcf to AWG, which operates its northwest Arkansas gas distribution system, during the first nine months of 1995, compared to 5.8 Bcf for the same period in 1994. Associated, which operates the Company's gas distribution systems in northeast Arkansas and parts of Missouri, purchased 3.6 Bcf of the Company's gas production during the first nine months of both 1995 and 1994.

      The Company's average sales price for its gas production was $1.65 per Mcf for the first nine months of 1995, down 23% from $2.13 per Mcf for the same period of 1994.
The Company's oil production increased to 164,022 barrels for the nine months ended September 30, 1995, up from 137,691 barrels for the same period in 1994. The increase was due primarily to additional production from properties acquired in Oklahoma and the Gulf Coast area during the last half of 1994 and the first half of 1995.

      Operating revenues of the gas distribution segment decreased 12% in the nine months ended September 30, 1995, compared to the same period in 1994. The decrease was due both to a decrease in the average utility rate and lower volumes due to warmer weather. Growth of 3% in 1995 in the average number of utility customers substantially offset the effect of weather which was 4% warmer than normal during the first nine months of 1995 and 5% warmer than in the same period in 1994. Deliveries by the Company's gas distribution systems to sales and end-use transportation customers were 22.1 Bcf for the nine months ended September 30, 1995, compared to 22.2 Bcf for the same period in 1994. AWG delivered a total of 14.7 Bcf to its sales and end-use transportation customers during the first nine months of 1995, up from 14.5 Bcf for the same period in 1994. AWG also transported
8.5 Bcf for delivery off its system during the first nine months of 1995, down from 8.8 Bcf for the same period in 1994.
Associated delivered a total of 7.4 Bcf to its customers during the first nine months of 1995, down from 7.7 Bcf for the same period in 1994.

      The Company's average rate for its utility sales decreased to $4.24 per Mcf during the first nine months of 1995, down from $4.73 per Mcf for the same period in 1994. The decrease reflected lower prices paid for purchases of natural gas which are passed through to customers under automatic adjustment clauses.

      Operating costs and expenses decreased $.6 million, or .7%, for the nine months ended September 30, 1995, compared to the same period in 1994. The decrease in operating costs and expenses was due primarily to lower purchased gas costs related to lower prices paid for gas supplies, partially offset by increases in both operating and general expenses and depreciation, depletion and amortization expense.

      Total interest expense for the nine months ended September
30, 1995, was up 27%, compared to the same period in 1994. The increase was due to both higher average borrowings and higher average interest rates on the Company's revolving credit facilities.

      The Company's share of NOARK's pre-tax loss included in other income was $2.6 million for the nine months ended September 30, 1995, compared to $1.8 million for the same period in 1994. The increase in NOARK's pre-tax loss resulted primarily from a decrease in firm demand revenues and from an increase in interest expense. The Company, through a subsidiary, holds a 47.93% general partnership interest in NOARK and is the pipeline's operator.

      The changes in the provisions for current and deferred income taxes recorded in the nine month period ended September 30, 1995, compared to the same period in 1994, resulted primarily from the level of taxable income and from the deduction for tax purposes of intangible drilling costs incurred, netted against the turnaround of intangible drilling costs deducted for tax purposes in prior years. Intangible drilling costs are capitalized and amortized over future years for financial reporting purposes under the full cost method of accounting.

Changes In Financial Condition

      Changes in the Company's financial condition at September 30, 1995, compared to December 31, 1994, primarily reflect the seasonal nature of the gas distribution segment of the Company's business and changes in prices received for gas production of the Company's exploration and production segment.

      Routine capital expenditures, cash dividends and scheduled debt retirements are predominately funded through cash provided by operations. For the first nine months of 1995, operating activities provided net cash flows of $48.0 million, a $7.4 million decrease from the $55.4 million provided in the first nine months of 1994. The decrease was primarily due to lower net income and the timing of both cash receipts and expenditures.
The Company expects its outstanding borrowings to increase during the fourth quarter of 1995 as cash generated from operations will be less than the requirements for capital expenditures and cash dividends.

      The Company's capital expenditures for the first nine months of 1995 were $68.3 million, compared to $54.7 million for the same period in 1994. The comparative increase was the result of additional oil and gas exploration expenditures, primarily on the onshore Louisiana and Texas Gulf Coast combined with expenditures of $9.2 million to purchase oil and gas producing properties in the same area. The Company originally budgeted $55.2 million in 1995 for the exploration and production segment, approximately level with the total spent in 1994, but currently expects total spending for this segment to be approximately $70.0 to $75.0 million based on current projections of activity through the end of 1995. Total capital spending for the exploration and production segment could be affected by oil and gas property acquisitions which might be identified later in 1995.

      The Company maintains two floating rate revolving credit facilities that provide up to $80.0 million of medium to long-term capital at current market lending rates. These facilities have been temporarily expanded to $140.0 million to provide additional debt financing and to provide for the prepayment of the outstanding balance on the Company's 10.63% Senior Notes.
The Company has given notice of its intention to repay the outstanding balance of its 10.63% Senior Notes on November 17, 1995. A total of $92.1 million was outstanding under the revolving credit facilities at September 30, 1995, all of which was classified as long-term debt. The Company also had available short-term lines of credit totaling $3.5 million, none of which was outstanding at September 30, 1995. During the first nine months of 1995, the Company's revolving long-term debt increased by $39.8 million. The increase was a result of both higher capital expenditures and repurchases of 1,000,000 shares of the Company's Common Stock under a program authorized by its Board of Directors in the first quarter of 1995. As a result of the increased borrowings, long-term debt at September 30, 1995, accounted for 49% of the Company's capitalization, up from 41% at December 31, 1994.

      The Company has filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $250 million of senior unsecured debt securities and under which the Notes are offered. The Company intends to use substantially all of the net proceeds from the sale of the Notes to repay certain borrowings under its revolving credit facilities (bearing interest rates of 6.16% to 6.75%), including the portion of such borrowings used to repay the Company's 10.63% Senior Notes due 2001. The Company intends to use any remaining net proceeds for general corporate purposes. Additional debt securities may be issued in the future under the shelf registration statement as circumstances dictate.

      Accounts receivable have declined since December 31, 1994, due to both seasonally lower deliveries of the gas distribution segment and a decrease in amounts due from unaffiliated purchasers of gas production in the exploration and production segment caused by lower average gas prices and the timing of cash receipts. The increase in income taxes receivable since December 31, 1994, is primarily due to the lower level of taxable income in 1995, resulting from lower operating income and higher intangible drilling costs. The increase in inventories since December 31, 1994, is the result of injections of purchased gas into the Company's unregulated underground gas storage facility. The Company expects to withdraw and sell this gas during the upcoming heating season and has hedged the projected sales to protect against price declines. Accounts payable have declined since December 31, 1994, due primarily to seasonally lower gas purchases of the gas distribution segment. Other changes in current assets and current liabilities between periods resulted primarily from the timing of expenditures.

      The Company had over-recovered $6.7 million of purchased gas costs at September 30, 1995, which will be refunded to its utility customers through automatic cost of gas adjustment clauses included in its filed rate tariffs. At December 31, 1994, the Company had over-recovered purchased gas costs in the amount of $3.6 million. These amounts are classified as current liabilities.

Regulatory Matters

      Associated purchases a portion of its gas supply at the wellhead from one of the Company's gas producing subsidiaries under a long-term firm contract entered into in October, 1990.
As a result of recent gas cost audits in Missouri for the five-year period ended August 31, 1993, Associated received an order on July 14, 1995, from the Missouri Public Service Commission (the "MPSC") disallowing the recovery of $2.2 million of gas costs incurred under this contract. Of the total disallowed, $1.5 million represented a portion of the difference between the price paid by Associated under this contract and a spot market index price for gas delivered into an interstate pipeline operating in the Arkoma Basin. The balance of $.7 million in recovery disallowed represented take-or-pay charges passed through to Associated by its interstate suppliers and allocable to transportation customers of Associated. These take-or-pay charges resulted from pipeline deregulation pursuant to Order
No. 636 of the Federal Energy Regulatory Commission, issued in April, 1992, which is a comprehensive set of regulations designed to encourage competition and continue the significant restructuring of the interstate natural gas pipeline industry. Prior to Order No. 636, Associated purchased portions of its gas supply from interstate pipelines under firm long-term supply contracts. The APSC had previously reviewed the costs charged to Arkansas ratepayers under this contract and found them to be proper and allowable for recovery. Associated has appealed the MPSC's decision to the Circuit Court of Cole County, Missouri and that court has stayed the MPSC's order and has directed Associated to pay the money to be refunded under the MPSC's order into the registry of the court while the appeal is pending. The Company does not expect the ultimate outcome of this matter to have a material adverse impact on the results of operations or the financial position of the Company.

      AWG also purchases gas from unaffiliated suppliers under take-or-pay contracts. Currently, the Company believes that it does not have a significant exposure to liabilities resulting from these contracts, although such exposure has increased in recent years as a result of a decline in its gas purchase requirements which has occurred as some of its large business customers converted to a transportation service offered by AWG and Associated in Arkansas and began to obtain their own gas supplies directly from other sources. Associated has offered such a service to its customers in Missouri for several years and AWG's spot market purchasing program has provided customers in northwest Arkansas with many of the benefits of transportation service. The Company expects to be able to continue to satisfactorily manage its exposure to take-or-pay liabilities.

Results of Operations - Year Ended December 31, 1994

      Net income in 1994 decreased by 7% to $25.1 million, or $.98 per share, down from $27.1 million, or $1.05 per share, in 1993. The comparison of 1994 to 1993 excludes the cumulative effect of a change in accounting for income taxes which was recorded in the first quarter of 1993. Operating results for 1993 also included an adjustment of $1.7 million, or $.07 per share, to decrease net income and record the effect on accumulated deferred income taxes of a legislated increase in the federal corporate income tax rate. There were no accounting changes or extraordinary items recorded in 1994.

      The decline in 1994 earnings resulted as lower gas prices and much warmer heating weather offset the favorable effect of the Company's seventh consecutive increase in natural gas production. The low gas prices also magnified the effect on earnings of the Gas Cost Settlement.

Exploration and Production Revenues

      The Company's exploration and production revenues increased 1% in 1994. The slight increase was due to increases in natural gas and oil production, offset by lower average product prices. Gas production increased by 6% to 37.7 Bcf in 1994 from 35.7 Bcf in 1993.

      Gas sales to unaffiliated purchasers increased to 23.8 Bcf in 1994, from 22.9 Bcf in 1993. The increases in sales to unaffiliated purchasers were primarily the result of higher sales from the Company's properties in both Arkansas and the Gulf Coast areas of Texas and Louisiana. The Company sold 15.1 Bcf of its Arkansas production to unaffiliated purchasers during both 1994 and 1993. Sales from the Company's Gulf Coast properties were
6.8 Bcf in 1994, compared to 6.3 Bcf in 1993. The increase in 1994 was primarily the result of the completion of a production platform at the Galveston Block 283 gas field late in 1993 and first production from the Earl Chauvin No. 1 well, a 1993 discovery in southeast Louisiana.

      Sales to unaffiliated purchasers are made under contracts that reflect current short-term prices and are subject to seasonal price swings. The Company also uses gas price hedges on a limited basis to reduce the Company's exposure to the risk of changing prices.

      Deliveries for injection into storage and the Gas Cost Settlement, discussed below, increased the demand of the Company's utility distribution systems for affiliated gas supply in 1994. Gas production sold to AWG was 8.8 Bcf in 1994, up from
7.1 Bcf in 1993. The Company's gas production provided approximately 64% of AWG's requirements in 1994, and approximately 50% in 1993. Additionally, in 1994 and 1993, the Company sold .5 Bcf and .7 Bcf, respectively, of gas to AWG for its spot market purchasing program.

      The Company's sales to AWG under the spot market purchasing program are based upon competitive bids and generally reflect current spot market prices. Most of the remaining sales to AWG's system are pursuant to a long-term contract entered into in 1978 (the "AWG Contract"), under which the price had been frozen since the end of 1984. The AWG Contract was amended in 1994 as a result of the Gas Cost Settlement with the APSC. The settlement became effective July 1, 1994, and calls for sales under the AWG Contract to take place at a price which is equal to a spot market index plus a premium. The Gas Cost Settlement results in a lower contract price based on current market conditions. That effect is offset in part by provisions of the Gas Cost Settlement which allow additional volumes to be sold under the AWG Contract. See "--Regulatory Matters". Other sales to AWG are made under long-term contracts with flexible pricing provisions and under short-term spot arrangements.

      The Company's deliveries to Associated for distribution in northeast Arkansas and parts of Missouri were 5.1 Bcf in 1994 and 5.7 Bcf in 1993. Deliveries to Associated decreased in 1994 due to warmer weather in the heating season. Effective October, 1990, one of the Company's exploration and production subsidiaries entered into a ten-year contract with Associated to supply its base load system requirements at a price to be redetermined annually. Deliveries under this contract were made at $1.90 per Mcf from inception of the contract through the first nine months of 1993, then increased to $2.385 per Mcf through September 30, 1994 and decreased to $2.20 per Mcf through September 30, 1995. The price effective from October 1, 1995 through September 30, 1996 has recently been redetermined at $1.785.

      The average price received at the wellhead for the Company's total gas production was $2.04 per Mcf in 1994 and $2.18 per Mcf in 1993. The decline in the average price received reflects the recent decline in spot market prices, an increase in proportionate share of the Company's production sold at spot market prices and under long-term contracts with market-sensitive pricing, and the effect of the Gas Cost Settlement. Natural gas prices declined during the last half of 1994, and with the abnormally warm winter recently experienced across the country, average prices are generally expected to remain lower in 1995 as compared to 1994. As described above, a significant portion of the Company's gas production is sold under long-term contracts to AWG, its gas distribution subsidiary. In the past, the fixed prices received under these sales arrangements helped reduce the effects of fluctuations in the spot market price for natural gas. Going forward, the Company expects increased volatility and seasonality in its operating results as the majority of its gas sales will be tied to a spot market index. In the future, the Company expects the overall average price it receives for its total production to be generally higher than average spot market prices due to the premiums over spot that it receives. Future changes in revenues from sales of the Company's gas production will be dependent upon changes in the market price for gas, access to new markets, maintenance of existing markets, and additions of new gas reserves.

      The Company expects future increases in its gas production to come primarily from sales to unaffiliated purchasers. While the Company expects over the long term to experience a trend toward increasing volumes of gas production, it is unable to predict changes in the market demand and price for natural gas, including changes which may be induced by the effects of weather on demand of both affiliated and unaffiliated customers for the Company's production. Additionally, the Company holds a large block of undeveloped leasehold acreage and producing acreage which will continue to be developed in the future. The Company's exploration programs have been directed almost exclusively toward natural gas in recent years. The Company will continue to concentrate on developing and acquiring gas reserves, but will also selectively seek opportunities to participate in projects oriented toward oil production.

Gas Distribution Revenues

      Gas distribution revenues fluctuate due to the pass-through of cost of gas increases and decreases, and due to the effects of weather. Because of the corresponding changes in purchased gas costs, the revenue effect of the pass-through of gas cost changes has not materially affected net income.

      Gas distribution revenues decreased by 4% in 1994. The decrease reflected the net effects of strong customer growth offset by weather which was 16% warmer than the prior year, and lower purchased gas costs caused in part by the Gas Cost
Settlement.

      In 1994, AWG sold 16.3 Bcf to its customers at an average rate of $4.25 per Mcf, compared to 17.1 Bcf at $4.40 per Mcf in 1993. Additionally, AWG transported 4.0 Bcf for its end-use customers in 1994 and 3.9 Bcf in 1993. Associated sold 10.0 Bcf to its customers in 1994 at an average rate of $5.10 per Mcf, compared to 9.7 Bcf in 1993 at $5.08 per Mcf. Associated's increase in 1994 was due to the conversion of an industrial customer from transportation to sales service. While the conversion of this customer to sales service raised the Company's gas distribution revenues, there was no resulting impact on operating income as the rate charged this customer for transportation service was equal to the rate charged for sales service, exclusive of gas costs. Associated transported .8 Bcf for its end-use customers in 1994, compared to 1.7 Bcf in 1993.

      Total deliveries to industrial customers of AWG and Associated, including end-use transportation volumes, increased to 12.3 Bcf in 1994, from 11.7 Bcf in 1993. The steady increase reflects both the success of the Company's industrial marketing efforts and the continued economic strength of its service territory.

      AWG also transported 10.7 Bcf of gas through its gathering system in 1994 for off-system deliveries, all through NOARK, compared to 11.7 Bcf in 1993. The average transportation rate was $.13 per Mcf, exclusive of fuel, in both years.

      Gas distribution revenues in future years will be impacted by both customer growth and rate increases allowed by regulatory commissions. In recent years, AWG has experienced customer growth of approximately 3.5% to 4.0% annually, while Associated has experienced customer growth of approximately 1% to 2% annually. Based on current economic conditions in the Company's service territories, the Company expects this trend in customer growth to continue. Rate increase requests which may be filed in the future will depend upon customer growth, increases in operating expenses, and additional investments in property, plant and equipment. AWG is precluded from filing an application for a rate increase with the APSC prior to January 1, 1996, as a result of the Gas Cost Settlement. The Company anticipates filing a rate increase request for AWG in early 1996 and will continue to monitor the status of returns on the systems operated by Associated and file rate cases as the need arises.

Regulatory Matters

      During 1994, the Company entered into the Gas Cost Settlement with the Staff of the APSC and the Office of the Attorney General of the State of Arkansas concerning certain issues that had been outstanding before the APSC for the previous four years. These gas cost-related issues were first raised by the APSC in December, 1990, in connection with its approval of an AWG rate increase. The issues in question involved the price of gas sold under the AWG Contract, a long-term contract between AWG and one of the Company's gas producing subsidiaries. The terms of the Gas Cost Settlement became effective as of July 1, 1994, and were approved by the APSC on January 5, 1995. Under the Gas Cost Settlement, the price paid by AWG is tied to a monthly spot market index plus a premium. Given current market conditions, the new pricing provision results in a reduced sales price. That effect is offset in part by provisions of the Gas Cost Settlement that allow additional volumes to be sold under the amended AWG Contract. The amended AWG Contract provides for volumes equal to the historical level of sales under the contract to be sold at the spot index plus a premium of $.95 per Mcf, while any incremental sales volumes will receive a premium of $.50 per Mcf. In 1994, approximately 8.1 Bcf (net to the Company's interest) was sold under the AWG Contract, compared to approximately 6.0 Bcf in 1993. Under other significant terms of the Gas Cost Settlement, the parties thereto may not ask for refunds, certain of AWG's natural gas storage facilities were transferred to another subsidiary of the Company, and as noted above, AWG may not file a rate case for its northwest Arkansas system before January, 1996.

Operating Costs and Expenses

      The Company's operating costs and expenses increased by 1% in 1994. The slight increase in 1994 resulted from increased depreciation, depletion and amortization expense ("DD&A") primarily related to the Company's exploration and production segment and increased utility operating expenses, offset by lower purchased gas costs related to lower prices paid for gas supplies. Purchased gas costs are one of the largest expense items in each year, typically representing 30% to 40% of the Company's total operating costs and expenses. Purchased gas costs are influenced primarily by changes in requirements for gas sales of the gas distribution segment, the price and mix of gas purchased, and the timing of recoveries of deferred purchased gas costs. As previously mentioned, increases and decreases in purchased gas costs are automatically passed through to the Company's utility customers.

      The Company follows the full-cost method of accounting for the exploration, development, and acquisition of oil and gas properties. DD&A is calculated using the units-of-production method. The Company's annual gas and oil production, as well as the amount of proved reserves owned by the Company and the costs associated with adding those reserves, are all components of the amortization calculation. DD&A increased 15% in 1994 due both to an increase in gas and oil production and an increase in the amortization rate. The margin between the Company's full cost ceiling and the financial statement carrying value of the Company's gas and oil properties was eroded substantially during 1994 as a result of very low average gas prices in effect at December 31, 1994. Product prices, production rates, levels of reserves, and the evaluation of unamortized costs all influence the calculation of the ceiling. A significant decline in gas prices from September 1995 levels or other factors, without other mitigating circumstances, could cause a future write-down of capitalized costs and a noncash charge against earnings.

      Delays inherent in the rate-making process prevent the Company from obtaining immediate recovery of increased operating costs of its gas distribution segment. Inflation impacts the Company by generally increasing its operating costs and the costs of its capital additions. In recent years the impacts of inflation have been mitigated by conditions in the industries in which the Company operates. While some of the gas distribution subsidiary's gas purchase contracts include inflation-based price escalations, these clauses have generally not been operating as gas market conditions have led producers to accept prices below the contract maximum price. Continuing depressed conditions in the gas and oil industry have resulted in lower costs of drilling and leasehold acquisition.

Other Costs and Expenses

      Interest costs were down slightly in 1994, as compared to 1993, due to lower average borrowings on the Company's revolving credit facilities throughout most of the year, partially offset by higher average interest rates. Borrowings under these facilities were higher at year-end 1994, as compared to 1993, primarily as a result of increased capital spending activity during the fourth quarter of 1994.

      The change in other income during 1994 and 1993 relates primarily to the Company's share of operating losses incurred by NOARK. The Company accounts for its 47.93% interest in the NOARK partnership under the equity method of accounting. NOARK has been operating below capacity and generating losses since it was placed in service. The Company's share of the pre-tax loss for NOARK included in other income was $2.8 million in 1994 and $1.8 million in 1993. Deliveries are currently being made by NOARK to portions of AWG's distribution system, to Associated, and to the interstate pipelines with which NOARK interconnects. In 1994, NOARK had an average daily throughput of 82 million cubic feet of gas per day ("MMcfd"), compared to 79 MMcfd in 1993, its first full year of operation. NOARK has a total transportation capacity of 141 MMcfd. AWG has contracted for 41 MMcfd of firm capacity on NOARK under a ten-year transportation contract.
NOARK also has a five-year transportation contract with Vesta Energy Company ("Vesta"), an independent marketer, to transport 50 MMcfd on a firm basis. The Company's exploration and production segment was supplying 25 MMcfd of the volumes transported by Vesta under that agreement. In late 1993, Vesta filed suit against NOARK, the Company, and certain of its affiliates, and, effective January 1, 1994, ceased transporting gas under its contract with NOARK. The complaint and subsequent filings seek rescission of both the transportation contract and a contract to purchase gas from the Company's affiliates, along with actual and punitive damages. The Company and NOARK believe the suit is without merit and have filed counterclaims seeking enforcement of the contracts and damages. The Company is currently making its own sales arrangements and transporting production through NOARK which previously had been purchased by the marketer.

      The APSC has established a maximum transportation rate of approximately $.285 per dekatherm for NOARK based on its original construction cost estimate of approximately $73 million. Due to construction conditions and the addition of a compressor station, the ultimate cost of the pipeline exceeded the original estimate by approximately $30 million. NOARK competes primarily with two interstate pipelines in its gathering area. One of those elected to become an open access transporter subsequent to NOARK's start of construction. That pipeline, which was recently sold, has not offered firm transportation, but the increased availability of interruptible transportation service has intensified the competitive environment within which NOARK operates. As a result of these developments, NOARK is currently incurring losses and the Company expects further losses from its equity investment in NOARK until the pipeline is able to increase its level of throughput and until improvement occurs in the competitive conditions that determine the transportation rates NOARK can charge. The Company and the other partners of NOARK are currently investigating several options that could improve NOARK's future financial prospects. However, the Company believes that no writedown of its investment in NOARK is appropriate at this time and that it will realize its investment in NOARK over the life of the system.

      The Company's effective income tax rate was 38.5% in 1994 and 42.3% in 1993. The rate was higher in 1993 because the Company's deferred tax provision included $1.7 million of expense for the legislated increase in the maximum federal corporate income tax rate.

Liquidity and Capital Resources

      The Company continues to depend principally on internally generated funds as its major source of liquidity. However, the Company has sufficient ability to borrow additional funds to meet its short-term seasonal needs for cash, to finance a portion of its routine spending, if necessary, or to finance other extraordinary investment opportunities which might arise. In 1994 and 1993, net cash provided from operating activities totaled $66.6 million and $70.2 million, respectively. The primary components of cash generated from operations are net income, depreciation, depletion and amortization, and the provision for deferred income taxes. Net cash from operating activities provided 92% of the Company's capital requirements for routine capital expenditures, cash dividends, and scheduled debt retirements in 1994 and in excess of 100% in 1993.

      Dividends paid to common shareholders in 1994 were $6.2 million, compared to $5.7 million in 1993. In July, 1993, the Board of Directors increased the quarterly dividend on the Company's common stock by 20% to $.06 per share from $.05 per share. On an annual basis, the rate is equivalent to $.24 per share. The dividend rates reflect the effect of a three-for-one stock split distributed in 1993.

      On February 22, 1995, the Board of Directors authorized the repurchase of up to $30 million of the Company's common shares. The Company repurchased 1,000,000 shares during the first nine months of 1995, using its revolving credit facilities to fund the share repurchase. Shares repurchased will be held in treasury and may be used for general corporate purposes, including issuance under option plans.

      Changes in the Company's liquidity in future years are expected to be related primarily to changes in cash flow generated from its operations.

Capital Expenditures

      Capital expenditures totaled $76.9 million in 1994 and $59.2 million in 1993. In 1994, expenditures for the exploration and production segment included $13.9 million for acquisitions of reserves in place.

                                                        1994        1993
                                                     _______     _______
                                                         (in thousands)

Capital Expenditures
  Exploration and production . . . . . . . . . .     $55,449     $37,411
  Gas distribution . . . . . . . . . . . . . . .      17,577      19,892
  Other. . . . . . . . . . . . . . . . . . . . .       3,828       1,916
                                                     -------     -------
     Total . . . . . . . . . . . . . . . . . . .     $76,854     $59,219
                                                     =======     =======


      The Company generally intends to adjust its level of routine capital expenditures depending on the expected level of internally generated cash and the level of debt in its capital structure. The Company expects that its level of capital spending will be adequate to allow the Company to maintain its present markets, finance improvements necessary due to normal customer growth in its gas distribution segment, and explore and develop existing gas and oil properties as well as generate new drilling prospects.

      Routine capital expenditures expected to be incurred in 1995 are approximately $75 million, consisting of $61 million for gas and oil exploration, $13 million for gas distribution system expenditures, and $1 million for general purposes. The
Company's 1995 capital expenditures are also expected to include approximately $19 million of nonroutine spending, consisting of $9 million for acquisitions of reserves in place (including
$3 million related to a producing property purchased in connection with an exploration prospect), $5 million of seismic expenditures under a joint venture program in south Louisiana, $3 million for the construction and renovation of office and operations facilities in the utility division and $2 million for improvements to the utility's gas storage facilities. The gas and oil expenditures include approximately $15 million for exploratory drilling and approximately $18 million to continue the development of the Company's acreage in the Arkoma Basin.

      During 1994, the Company increased its emphasis on acquisitions of producing properties and expects that effort to continue as a supplement to its exploration and development drilling programs. Such acquisitions may require capital spending beyond that planned for routine purposes. The Company plans to manage the debt portion of its capital structure over time through its policy of adjusting its routine capital spending, but expects to continue to use additional debt to address extraordinary needs or opportunities, such as attractive acquisitions of gas and oil properties. Additionally, the Company may use its existing revolving credit facilities to meet seasonal or short-term requirements related to its capital expenditures.

Financing Requirements

      Two floating rate revolving credit facilities provide the Company access to $80.0 million of variable rate long-term capital. Borrowings outstanding under these credit facilities totaled $52.3 million at the end of 1994 and $31.0 million at the end of 1993. The Company also had available short-term lines of credit totaling $3.5 million at the end of 1994 and 1993.

      The Company and an affiliate of the other general partner of NOARK are required to severally guarantee the availability of certain minimum cash balances to service NOARK's 9.7375% Senior Secured Notes. These notes are held by a major insurance company which also has a 20% limited partnership interest in NOARK. The notes had a balance of $59.9 million at December 31, 1994, with final maturity in 2009. The Company's share of the several guarantee of available cash balances is 60%. NOARK also has an unsecured long-term revolving credit agreement with a group of banks which provides the partnership access to $30.0 million of additional funds. Amounts outstanding under this credit arrangement were $29.6 million at December 31, 1994, and $25.2 million at December 31, 1993. Amounts borrowed under the long-term revolving credit agreement are severally guaranteed by the Company and an affiliate of the other general partner. The Company's share of this several guarantee is also 60%. In 1994, the Company advanced $2.3 million to NOARK to fund its share of debt service payments and to make the final payment of construction retainage to the pipeline's main line contractor.
The Company expects to advance funds to NOARK totaling $4.5 million to $5.0 million during 1995 in connection with its guarantees.

      Under its existing debt agreements, the Company may not issue long-term debt in excess of 65% of its total capital and may not issue total debt in excess of 70% of its total capital. To issue additional long-term debt, the Company must also have, after giving effect to the debt to be issued, a ratio of earnings to fixed charges of at least 1.50 or higher. At the end of 1994, the capital structure consisted of 40.1% debt (excluding the current portion of long-term debt and the Company's several guarantee of NOARK's obligations) and 59.9% equity, with a ratio of earnings to fixed charges of 3.6.

Working Capital

      The Company maintains access to funds which may be needed to meet seasonal requirements through the revolving and short-term lines of credit described above. The Company had net working capital of $8.9 million at the end of 1994, and $8.1 million at the end of 1993. Current assets increased by 3% to $48.0 million in 1994, while current liabilities increased 1% to $39.1 million. The increase in current assets was due primarily to an increase in the current portion of gas stored underground, reflecting the value of stored gas expected to be utilized on an annual basis, offset by a decrease in accounts receivable due to lower weather related sales at year-end 1994. The increase in current liabilities resulted primarily from an increase in the current portion of long-term debt and an increase in accounts payable, offset by a decrease in taxes payable. The increase in accounts payable resulted primarily from the timing of payments of amounts due. The decrease in taxes payable was due primarily to lower taxable income and increased deductions for intangible drilling costs. Intangible drilling costs are deductible currently for tax purposes, but are capitalized and amortized over future periods for financial reporting purposes.

                             DESCRIPTION OF NOTES

      The Notes, which are a series of Debt Securities described in the accompanying Prospectus, will be limited to $125,000,000 aggregate principal amount and will mature on December 1, 2005. The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provision of the Debt Securities set forth in the accompanying Prospectus. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes and of the Indenture of the Company to The First National Bank of Chicago, dated as of December 1, 1995 (the "Indenture"), under which the Notes are issued. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the accompanying Prospectus or in the Indenture referred to therein.

Interest

      Except as otherwise provided in the Indenture, the Notes will bear interest from December 1, 1995 at the annual rate set forth on the cover page of this Prospectus Supplement, payable semi-annually on December 1 and June 1 of each year, beginning June 1, 1996, to the persons in whose names the Notes are registered at the close of business on the immediately preceding November 15 and May 15, respectively.

Redemption

      The Notes will not be redeemable prior to maturity and will not be entitled to the benefits of any sinking fund.

Trustee

      The Trustee for the Notes is The First National Bank of
Chicago.

Defeasance and Covenant Defeasance

      The Company may elect under certain circumstances either (i) to defease and be discharged from any and all obligations with respect to the Notes or (ii) to be released from its obligations with respect to certain covenants applicable to the Notes. See "Description of Debt Securities -- Defeasance" in the accompanying Prospectus.

Book-Entry System

      The Notes initially will be represented by one or more global securities (the "Global Securities") deposited with The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as set forth below, the Notes will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. The term "Depository" refers to DTC or any successor depository.

      DTC has advised the Company and Morgan Stanley & Co. Incorporated, First Chicago Capital Markets, Inc., NationsBanc Capital Markets, Inc. and Llama Company (the "Underwriters") as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participating organizations ("DTC Participants") and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of certificates. DTC Participants include securities brokers and dealers (including the Underwriters), brokers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("Indirect DTC Participants").

      Unless and until the Global Securities are exchanged in whole or in part for individual certificates evidencing the Notes represented thereby, such Global Securities may not be transferred except as a whole by the Depository for such Global Securities to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor Depository.

      Neither the Company, the Trustee, any paying agent nor the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes represented by such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Settlement for the Notes will be made by the Underwriters in immediately available or same-day funds. Secondary trading on long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in same-day funds. No assurance can be given as to the effect, if any, of settlement in same-day funds on trading activity in the Notes.

                                 UNDERWRITING

      Subject to the terms and conditions contained in an Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase, the respective principal amount of Notes set forth below.



                                                                 Principal
                                                                 Amount of
         Name                                                      Notes
         ----                                                    ---------
   Morgan Stanley & Co. Incorporated . . . . . . . . .        $ 40,000,000
   First Chicago Capital Markets, Inc. . . . . . . . .          40,000,000
   NationsBanc Capital Markets, Inc. . . . . . . . . .          40,000,000
   Llama Company . . . . . . . . . . . . . . . . . . .           5,000,000
                                                              ------------
        Total. . . . . . . . . . . . . . . . . . . . .        $125,000,000
                                                              ============


      The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all the Notes if any are taken.

      The Underwriters initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

      The Company does not intend to apply for listing of the Notes on a national securities exchange. The Underwriters presently intend to make a market in the Notes in the secondary trading market. However, the Underwriters are not obligated to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. No assurance can be given as to the liquidity of, or the trading markets for, the Notes.

      The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities
Act of 1933, as amended.

      The Underwriters and certain of their affiliates have from time to time performed various investment banking and commercial banking services for the Company and its subsidiaries, for which compensation has been received. Affiliates of First Chicago Capital Markets, Inc. and NationsBanc Capital Markets, Inc. are lenders under the Company's revolving credit facilities. See "Use of Proceeds".

                                 LEGAL MATTERS

      The validity of the Notes will be passed upon for the Company by Cleary, Gottlieb, Steen & Hamilton, New York, New York and for the Underwriters by Davis Polk & Wardwell, New York, New York. Both of such firms will rely on the opinion of Jeffrey L. Dangeau, Assistant Secretary of the Company, as to certain matters of Arkansas law.